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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
    BIO-IMAGING TECHNOLOGIES INDEPENDENT      Statement                     Trading Symbol                   of Original
            SHAREHOLDERS COMMITTEE            (Month/Day/Year)             Bio-Imaging Technologies,         (Month/Day/Year)
     C/O BRYAN, LEVITIN & BAB, LLP              2/4/98                     Inc. (BITI)
----------------------------------------      --------------------         -------------------------        ------------------
     (Last)     (First)     (Middle)
       330 Madison Aveunue                                              5. Relationship of Reporting     7. Individual or Joint/
----------------------------------------   3. IRS or Social Security          Person to Issuer               Group Filing (Check
             (Street)                         Number of Reporting           (Check all applicable)           Applicable Line)
                                              Person (Voluntary)         ___ Director   X  10% Owner         __ Form filed by One
  New York,         NY         10017                                     ___ Officer    ___   Other             Reporting Person
--------------------------------------     ----------------------------  (give title below)  (specify below) X  Form filed by More
      (City)      (State)      (Zip)                                                                            than One Reporting
                                                                               ---------------------------      Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                     Shares
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James J. Conklin                                 332,200                               D
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Frank J. Abella*                                  19,400                               D
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                                                   2,332                               I        *Owned by a partnership of
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                                                                                               which Mr. Abella is Managing Partner
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J.A. Cole, Jr.                                   182,500                               D
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Marc Berger                                       64,100                               D
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Richard Dumler                                     5,000                               D
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Series A Preferred Stock
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Frank J. Abella                                   18,056                               D
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                                                   4,666*                              I*              *
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
   Options and warrants to           Year)              Common Stock                  Deri-         ative
    purchase Common Stock                                                             vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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James J. Conklin                 Current                 Options to      280,669       av. pr. $1.05     D
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                                                         purchase Common
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                                                         Stock
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Frank J. Abella*                 Current                 Class C warrants  66,667               .62      I      *Owned by a
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                                                         to purchase                                             Partnership
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                                                         Common Stock                                            of which Mr.
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                                                                                                                 Abella is Managing
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                                                                                                                 Partner
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                                                                                     /s/ BIO-IMAGING TECHNOLOGIES
Explanation of Responses:                                                                INDEPENDENT SHAREHOLDERS
                                                                                         COMMITTEE                      02/24/1998
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

                                                                                     /s/ FRANK J. ABELLA, JR
                                                                                     --------------------------
                                                                                         Frank J. Abella, Jr.
                                                                                         Cahirman

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (8/92)

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